SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1 )*

                 Blyth Industries, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.02)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         09643P108
          _______________________________________
                       CUSIP NUMBER

                         July 31, 1998
          __________________________________________________
          Date of Event Which Requires Filing This Statement


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     (X)  Rule 13d-1 (b)
     ( ) Rule 13d-1 (c)
     ( ) Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 7 Pages
CUSIP No. 09643P108                     Page 2 of 7 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation, its wholly owned subsidiary, Bankers Trust Company, its indirect wholly owned subsidiary, BT Alex. Brown Incorporated
    (BT Alex. Brown).
    13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]

     See page 6 of 7, Item 8 - IDENTIFICATION AND
     CLASSIFICATION OF MEMBERS OF THE GROUP


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation and Bankers Trust Company are
     New York Corporations.  BT Alex. Brown is a Delaware
     Corporation.



NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company    107,045 shares
                   BT Alex. Brown            27,229 shares
                                            134,274 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                                                  0 shares
EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company    356,445 shares
                   BT Alex. Brown            27,529 shares
                                            383,974 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                                                  0 shares
CUSIP No. 09643P108                  Page 3 of 7 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                   Bankers Trust Company    356,445 shares
BT Alex. Brown           27,529 shares
                                            383,974 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    []


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company       0.72%
                   BT Alex. Brown              0.06%
                                               0.78%
12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex. Brown - BD


Item 1(a)    NAME OF ISSUER:

             Blyth Industries, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               100 Field Point Road
               Greenwich, CT 06830


Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust Corporation, its wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiary,
            BT Alex. Brown.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust Corporation,
            Bankers Trust Company and BT Alex.Brown

            130 Liberty Street
            New York, New York  10006
CUSIP No. 09643P108                  Page 4 of 7 Pages

Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers Trust
Company are corporations incorporated in     the  State of
New York with their principal      business offices located
in New York.

             BT Alex. Brown is a Delaware corporation with its principal business office located in
             New York.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
Stock $.02 par value per share.

Item 2(e)    CUSIP NUMBER:

             09643P108

Item 3       THE PERSON FILING IS A:

          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex. Brown

     (a)  [X] Broker or dealer registered under Section 15
15 of the Act.


Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                   Bankers Trust Company    356,445 shares
BT Alex. Brown           27,529 shares
                                            383,974 shares
          (b)  Percent of Class :

                   Bankers Trust Company       0.72%
                   BT Alex. Brown              0.06%
                                               0.78%

CUSIP No. 09643P108                     Page 5 of 7 Pages



          (c) Number of shares as to which the following have:
           (i)  sole power to vote or to direct the vote -

                   Bankers Trust Company    107,045 shares
BT Alex. Brown           27,229 shares
                                            134,274 shares

           (ii)  shared power to vote or to direct the
vote -

                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                                                  0 shares

          (iii) sole power to dispose or to direct the disposition of -

                   Bankers Trust Company    356,445 shares
                   BT Alex. Brown            27,529 shares
                                            383,974 shares


          (iv) shared power to dispose or to direct the disposition of -

                   Bankers Trust Company          0 shares
                   BT Alex. Brown                 0 shares
                                                  0 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibits A and B.
CUSIP No. 09643P108                     Page 6 of 7 Pages


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

            In addition to the shares presented in this Form 13G, Alex. Brown Investment Management, a limited partnership that is 50% owned indirectly by Bankers Trust Corporation, beneficially owns 4,767,830 shares or 9.70% of Blyth Industries, Inc. This ownership was disclosed in a separate 13G filed by Alex.
            Brown Investment Management.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of August 7, 1998

CUSIP No. 09643P108                     Page 7 of 7 Pages

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex. Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
                        Exhibit A


The chain of ownership from Bankers Trust Corporation to Bankers Trust Company is shown below:

                  Bankers Trust Corporation
                              |
                              |
                                        100%
|
                              |
                                      Bankers Trust Company
 .


Exhibit B

The chain of ownership from Bankers Trust Corporation to  BT
Alex. Brown is shown below:

                  Bankers Trust Corporation
                              |
                              |
                                     100%
                              |
                              |
                                                    BT Alex.
Brown                  Holdings                 Incorporated
|
                              |
                                         100%
                              |
                                        |
                          BT Alex. Brown Incorporated